UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO – T/A

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Metromedia International Group, Inc.

(Name of Subject Company (Issuer))

CaucusCom Mergerco Corp.

(Offeror)

CaucusCom Ventures L.P.

(Parent of Offeror)

Caucus Carry Management L.P.

(General Partner of Parent of Offeror)

Caucus Telecom Management LTD.

(General Partner of General Partner of Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591695101

(CUSIP Number of Class of Securities)

Mr. Peter Nagle

CaucusCom Ventures L.P.

c/o Salford

Norfolk House, 31 St James's Square

London SW1Y 4JJ

United Kingdom

(+44 20) 7004 7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Gregory V. Gooding, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6870

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$187,352,904.60	$5,751.73

*Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $1.80 per share by the sum of (x) the 103,144,947 shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc. (the “Company”), issued and outstanding as of July 13, 2007, (y) the 240,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Common Shares that are currently outstanding and exercisable and (z) the 700,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Common Shares that are currently outstanding and exercisable.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,751.73
Form or Registration No.:	Schedule TO (Rule 14d-100)
Filing Party:	CaucusCom Mergerco Corp. and CaucusCom Ventures, L.P.
Date Filed:	July 18, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐ Check the appropriate boxes below to designate any transactions to which the statement relates.

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

This Amendment No. 4 (this “Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 18, 2007 (as subsequently amended and supplemented, the “Schedule TO”) in connection with the offer by CaucusCom Mergerco Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc., a Delaware corporation (the “Company”), at a price of $1.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. You should read this Amendment No. 4 together with the Schedule TO.

On August 21, 2007, Parent issued a press release relating to the Offer. This press release has been filed as Exhibit (a)(1)(K) hereto and is incorporated herein by this reference.

ITEM 12.	MATERIAL TO BE FILED AS EXHIBITS
The information set forth in Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:
(a)(1)(K)	Press release issued by Parent on August 21, 2007.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify, as of August 21, 2007, that the information set forth in this statement is true, complete and correct.

CAUCUSCOM MERGERCO CORP.

By:	_/s/ Peter Nagle_______________
Name:	Peter Nagle
Title:	President

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd.,
its General Partner

By:	_/s/ Peter Nagle_______________
Name:	Peter Nagle
Title:	Director

CAUCUS CARRY MANAGEMENT L.P.

By:	Caucus Telecom Management Ltd.,
its General Partner

By:	_/s/ Peter Nagle_______________
Name: Peter Nagle
Title:	Director

CAUCUS TELECOM MANAGEMENT LTD.

By:	_/s/ Peter Nagle_______________
Name:	Peter Nagle
Title:	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated July 18, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press release issued by the Company on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 17, 2007).
(a)(1)(H)	Form of summary advertisement, published July 18, 2007.
(a)(1)(I)	Press release issued by Parent on August 10, 2007.
(a)(1)(J)	Press release issued by Parent on August 15, 2007.
(a)(1)(K)	Press release issued by Parent on August 21, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among Parent, Purchaser and the Company.
(d)(2)	Tender and Support Agreement, dated as of July 16, 2007, by and among Parent, Purchaser and certain stockholders of the Company named therein.
(d)(3)	Confidentiality Agreement, dated as of April 10, 2007, between the Company and Salford Georgia.
(d)(4)	Confidentiality Agreement, dated as of May 10, 2007, between the Company and Sun Capital Partners Ltd.
(d)(5)	Letter agreement, dated June 27, 2007, among the Company, Sun Capital Partners Ltd. and Compound Capital Limited.

(g)	Not applicable.
(h)	Not applicable.

Exhibit (a)(1)(K)

CONFIDENTIAL DRAFT -- 8/21/2007

CAUCUSCOM VENTURES COMMENTS ON FURSA'S DECISION TO

WITHDRAW OFFER TO ACQUIRE METROMEDIA

Urges Metromedia Shareholders to Immediately Tender Their Shares

Into CaucusCom’s Fully-Funded, All-Cash Offer

__________________________________________________

New York, August 21, 2007 – CaucusCom Ventures L.P., which has a binding merger agreement with Metromedia International Group, Inc. (Pink Sheets: MTRM), today issued the following statement regarding Fursa Alternative Strategies LLC’s (“Fursa”) decision to withdraw its offer to acquire Metromedia:

Peter Nagle, director of CaucusCom, said, “We’re pleased that Fursa has decided to withdraw its proposal and tender into the CaucusCom offer. We urge Metromedia shareholders to tender their shares into our fully-funded, all-cash offer today so that we can consummate this transaction expeditiously and give Metromedia shareholders the immediate full and fair value they deserve. If a minimum of 63.3 million shares, or approximately 61% of total outstanding Metromedia shares, have been tendered and not withdrawn today by 12:00 midnight, New York City time, Metromedia shareholders will be able to promptly receive a premium price of $1.80 per share.”

For questions regarding tendering shares into the CaucusCom offer, please contact Michael Battista or Margot Travers of Mellon Investor Services at (888) 823-4441.

ABOUT CAUCUSCOM VENTURES L.P.

CaucusCom Ventures L.P. is a holding company affiliated with Salford Georgia, the local Georgian office of Salford Capital Partners Inc., an international private equity and investment management firm based in the British Virgin Islands, and Compound Capital Limited, an international private investment firm based in Bermuda. Compound is a subsidiary of Sun Capital Partners Ltd., a U.K.-based private investment firm that is not affiliated with, and has no relationship to, the U.S.-based private investment firm Sun Capital Partners, Inc.

IMPORTANT INFORMATION

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any tender offer will be made only through an Offer to Purchase and related materials. In connection with the tender offer, CaucusCom has filed a Tender Offer Statement on Schedule TO (containing an Offer to Purchase, a Letter of Transmittal and related materials) with the U.S. Securities and Exchange Commission. Stockholders of Metromedia are advised to read these tender offer materials because they contain important information. You should consider the information contained in the tender offer materials before making any decision about the tender offer or whether to tender your shares. The tender offer materials are available for free at the SEC’s website at http://www.sec.gov. The tender offer materials may also be obtained from the Information Agent for the tender offer at no cost.

FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements made in this press release are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the offer and our plans with respect to Metromedia, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Metromedia, economic and market factors and the industry in which Metromedia does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while CaucusCom believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this press release. These statements are not guarantees of future performance. All forward-looking statements included in this press release are made as of the date hereof and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.

MEDIA CONTACTS

Sard Verbinnen & Co.

Kim Levy or Lesley Bogdanow

(212) 687-8080

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